

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2021

Branislav Vajdic
Chief Executive Officer
HeartBeam, Inc.
2118 Walsh Avenue, Suite 210
Santa Clara, CA 95050

> **Re: HeartBeam, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 14, 2021**
> **CIK No. 0001779372**

Dear Dr. Vajdic:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1, Submitted May 14, 2021

Cover Page

1. Please provide the Dealer Prospectus Delivery Obligation required by Item 502(b) of Regulation S-K.

2. We note that you have checked the Rule 415 box on your outside cover page, yet disclosures elsewhere indicate that this is a firm commitment, underwritten offering. Please advise or revise. Please also check the box for emerging growth company if you believe you are an emerging growth company.

Market Overview, page 1

3.   Please revise to define the connected health market on page 1, including by describing the types of companies that make up the $150 billion projected market.

Summary, page 1

4.   Please discuss in the summary whether your products require FDA approval.

Clinical Data, page 5

5.   Please consider removing your trial data on pages 5-6 from the Summary as these trials require further detail and such detail is not appropriate for the Summary. To the extent you retain such disclosure, please provide a brief explanation of the disclosed p-values and how p-values are used to measure statistical significance and provide p-values for all studies powered for statistical significance. For the HIDES and B Score studies, please provide the gains referenced on page 2, the number of cardiologists on the panel, and any other pertinent information concerning the methodology or results. Please also include the number of participants for the ISPEC Study and Atrial Fibrillation and Atrial Flutter detection study and quantify the meaning of your statement that your technology "matched the diagnostic performance of expert cardiologists." Please provide a more detailed discussion of this information in the Business section. Ensure this disclosure supports your statement on page 1 that both of your products have been validated in two medical studies.

6.   We note your comparison on page 6 to the AliveCor Kardia system. To the extent you did not perform a head-to-head study of the AliveCor Kardia system, please remove such comparisons as comparisons to available products and other product candidates are not appropriate unless you have conducted head-to-head trials.

Use of Proceeds, page 32

7.   Please revise to disclose an estimate of how far in your development and commercialization of your prototype products and the development of additional products the proceeds from this offering will allow you to reach with respect to each product. Also, please disclose the total estimated cost of each of the specified purposes for which the net proceeds are intended to be used, and, if material amounts of other funds are necessary to accomplish the specified purposes, provide an estimate of the amounts of such other funds and the sources thereof.

Dilution, page 35

8.   Please revise the table on page 35 to present historical net tangible book value per share prior to the pro forma net tangible book value per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

9.   Please revise page 39 to disclose the principal terms of your 2015 convertible notes, including, the parties to the notes, the amount of shares they convert into, the maturity date, interest rate, the grounds for conversion and the outstanding balance thereof.

Business, page 41

10.   You state that your technology is based on the concept of vectorcardiography and that your ER product converts a 12 lead ECG to a VCG representation, but this technology is no longer used because of the difficulty in interpreting the output. Please revise page 42 or elsewhere to more clearly explain how your technology overcomes this hurdle.

11.   Please describe how you tested the synthesized 12 lead ECG in your telehealth system and the converted VCG representation in your ER product to ensure that each is consistent with the original metric obtained from the patient, i.e., either the vector signals used in the telehealth system or the 12 lead ECG in the ER setting, respectively.

12.   Please revise page 47 to describe the type of patent protection for each patent and application, patent expiration dates and jurisdiction(s) covered. Please also describe the aspects of your technology that the patents relate to.

Executive Compensation, page 57

13.   Please revise the Director Compensation table to disclose by footnote to the appropriate column the aggregate number of option awards outstanding at fiscal year-end pursuant to Instruction to Item 402(R)(2)(iii) and (iv) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 64

14.   We note that the beneficial ownership table on page 64 discloses that Branislav Vajdic and Mirjana Vajdic beneficially own 21.63% and 16.83%, respectively, of your outstanding common stock. To the extent these two individuals could be expected to jointly influence shareholder actions, please provide a risk factor describing such risk.

Certain Relationships and Related Party Transactions, page 65

15.   Please revise to provide the name of the related party for each transaction.

Note 6 - Stock-based Compensation, page F-14

16.   Once you have an estimated offering price or range, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances,

including the stock options, warrants and other stock-based compensation, as well as beneficial conversion features. Please discuss with the staff how to submit your response.

Item 15. Recent Sales of Unregistered Securities, page II-2

17.   Please revise page II-1 to include all information as to all securities sold by the Company within the past three years which were not registered under the Securities Act, as required by Item 701 of Regulation S-K. We note that you disclose that 2015 convertible notes were issued in the past two years, for instance.

General

18.   Please provide the information required by Items 102 and 103 of Regulation S-K.

19.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        You may contact David Burton at 202-551-3626 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Tom Kluck at 202-551-3233 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Scott Linsky, Esq.